UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               VISTA BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.50 Per Share
                         (Title of Class of Securities)

                                   92830R 103
                                 (CUSIP Number)

            Barry L. Hajdu, 710 New Brunswick Avenue, P.O. Box 1131,
                  Alpha, New Jersey 08865-1131; (908) 454-1115
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 6, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92830R 103



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Barry L. Hajdu

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS


       PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States of America

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            9,312
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             66,242
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             9,312
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       66,242

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       75,554

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.8

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  14   TYPE OF REPORTING PERSON

       IN


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                                   Page 2 of 6

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                                 BARRY L. HAJDU


Item 1. Security and Issuer

     This statement relates to the common stock, par value $.50 per share (the "Common Stock"), of Vista Bancorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 305 Roseberry Street, Post Office Box 5360, Phillipsburg, New Jersey 08865; telephone number (908) 859-9500.

Item 2. Identity and Background

     The following information is with respect to the Reporting Person:

     (a)  Barry L. Hajdu

     (b)  710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131

     (c) President, Hajdu Construction, Inc., building contractors, 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America.

     The following information is with respect to the other co-trustee of the Hajdu Group Retirement Plan who shares voting and investment power with the Reporting Person for 66,242 shares of the Common Stock of the Issuer held by such plan:

     (a)  Brian W. Hajdu

     (b)  710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131

     (c) Vice President, Hajdu Construction, Inc., building contractors, 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131

     (d) During the last five years, Brian W. Hajdu has not been convicted in a criminal proceeding.

     (e) During the last five years, Brian W. Hajdu has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States of America.

     Mr. Brian W. Hajdu is a co-trustee of the Hajdu Group Retirement Plan ("Plan"), whose principal office is located at 710 New Brunswick Avenue, P.O. Box 1131, Alpha, New Jersey 08865-1131. The Plan administers the retirement plan for the eligible employees of Hajdu Construction, Inc. During the last five years, the Plan has not been convicted in a criminal proceeding and has not been a party to a civil proceeding or administrative body and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Date        Transferred From or To             No. of Shares              Cost
----        ----------------------             -------------              ----

04/02/71    Warrants                                 50                  $40.00
04/01/81    Stock Split (3 for 1)                   150             after 27.33
02/11/83    Cline                                   250                 unknown
05/02/86    Stock Split (5 for 1)                 1,800             after 15.40
09/10/87    Dividend Reinvestment                    20                   15.65
12/10/87    Dividend Reinvestment                    22                   15.65
03/10/88    Dividend Reinvestment                    16                   20.94
06/10/88    Dividend Reinvestment                    17                   20.94
09/09/88    Dividend Reinvestment                    19                   20.94
12/09/88    Dividend Reinvestment                    20                   20.94
03/10/89    Dividend Reinvestment                    16                   24.03
06/09/89    Dividend Reinvestment                    18                   24.03
09/08/89    Dividend Reinvestment                    19                   24.03
12/08/89    Dividend Reinvestment                    19                   24.03
03/09/90    Dividend Reinvestment                    17                   25.81
06/08/90    Dividend Reinvestment                    18                   25.81
12/04/92    Stock Offering                          425                   18.00
03/10/94    Dividend Reinvestment                    27                   24.23
05/13/94    Stock Split (3 for 1)                 5,845              after 8.50
06/10/94    Dividend Reinvestment                    80                    8.50
09/09/94    Dividend Reinvestment                    79                    9.00
12/09/94    Dividend Reinvestment                    79                    9.00
03/10/95    Dividend Reinvestment                    80                    9.00
06/09/95    Dividend Reinvestment                    73                   9.875
09/08/95    Dividend Reinvestment                    44                   10.50
12/08/95    Dividend Reinvestment                    38                   12.00
03/08/95    Dividend Reinvestment                    71                   11.75

            TOTAL                                 9,312

Item 4. Purpose of Transaction

     The purpose of the acquisitions by the Reporting Person is for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a)  Barry L.  Hajdu --  75,554  shares or 1.8% of the  outstanding  Common
          Stock.
          Brian W.  Hajdu --  76,459  shares or 1.8% of the  outstanding  Common
          Stock.
          Hajdu Group Retirement Plan -- 66,242 shares or 1.5% of the outstanding Common Stock.

     (b) Barry L. Hajdu: 9,312 shares held individually and 66,242 shares held as one of the two co-trustees for the Hajdu Group Retirement Plan who shares voting and investment power with the other co-trustees.Brian W.
          Hajdu: 10,217 shares held individually and 66,242 shares held as one of the two co-trustees for the Hajdu Group Retirement Plan who shares voting and investment power with the other co-trustees.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

     Article VII of the Plan and Trust Agreement for the Hajdu Group Retirement Plan delineating the powers and responsibilities of the co-trustees was filed with the Reporting Person's original Schedule 13D, on February 27, 1997, and is incorporated by reference into this Item 7.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 14, 1998                            /s/ Barry L. Hajdu
                                        ------------------------------------
                                        Barry L. Hajdu, the Reporting Person